Filed by Larscom Incorporated (Commission File No. 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No. 000-31903)

[The following is a newsletter sent to customers of Larscom Incorporated and VINA Technologies, Inc. on May 29, 2003.]

NO.2 OF 2003	www.vina-tech.com

Market Trend

Bridge beyond T1?

Medium and Large enterprises face a large leap when they need more bandwidth than a single T1, but can’t afford the move to T3. A bridge over these troubled waters can be found in Inverse multiplexing (IMUX) a straightforward and easily implemented solution that bridges the bandwidth gap between T1 and T3 when carriers don’t offer other incremental level services, such as Ethernet. IMUX creates scalable, economical WAN connections of up to 12 Mbps (T1) or 16 Mbps (E1) by bundling up to eight T1 or E1 circuits into a single high-speed link.

In this Issue:

•	Bridge beyond T1

•	Ethernet Everywhere

•	Larscom & VINA Technologies merger update

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The basic concept of IMUX is simple. A data stream that is too large for a single transmission path is broken into smaller pieces, and the pieces are transmitted over separate transmission paths to the receiving end, where they are reassembled into the original data stream. There are number of different technology schemes available that implement this concept, specifically:

Bit-Based Inverse Multiplexing

In this method, individual bits are distributed in sequence to the multiple transmission circuits on a round-robin basis. Operation at Layer 1 of the serial bit stream provides independence from data transmission and network equipment protocols and the ability to be used in virtually any application. Little bandwidth overhead is required to reconstruct received bits into the original sequence. Proprietary protocols are used, but only the inverse multiplexer at each end of the link must support them.

Inverse Multiplexing for ATM (IMA)

For ATM-based networks, the ATM Forum has standardized a method of inverse multiplexing in which the data is distributed to multiple T1 or E1 circuits on a cell-by-cell basis. The IMA protocol provides some advanced Quality of Service (QoS) capabilities, but at the expense of requiring a high percentage of bandwidth for overhead.

Multilink Frame Relay (MFR)

In this standard developed by the Frame Relay Forum, bundled T1 or E1 circuits are recognized as a single physical interface at the data link layer. Within the Frame Relay environment, the data stream is distributed across the virtual circuits on a packet-by-packet basis. MFR provides standards-based Service Level Agreements, support for variable frame sizes and fragmentation, low latency, and minimal overhead.

Multilink PPP (MLPPP)

Standardized by the Internet Engineering Task Force (IETF), this packet-based inverse multiplexing method employs multiple Point-to-Point Protocol (PPP) links. MLPPP offers vendor-independence, efficient frame mapping, low overhead, connectionless IP environment, and packet fragmentation to prevent monopolization by large data packets.

Larscom pioneered inverse multiplexing and continues to be a leading provider of these solutions. For more information, call 1-888-LARSCOM or your Larscom sales representative, or download the white paper “Cutting the Cost of Doing Business Using Inverse Multiplexing” from www.larscom.com/imux.

Solution Snapshot

Ethernet Everywhere

More and more enterprises are finding that T1 (1.5 Mbps) bandwidth is not enough for their business needs. In fact, today more than 164,000 buildings in the U.S. are consuming greater than T1 bandwidth and by 2008 the number of buildings will exceed 900,000. Unfortunately, service providers’ options are limited once an enterprise exceeds 1.5 Mbps . The enterprise, too, will find that the cost for additional bandwidth rises sharply.

Larscom believes this can all change with the introduction of a new product designed to help carriers economically extend their existing SONET networks to the customer location so that they can deliver a new breed of Ethernet services as well as their traditional TDM (T1 and T3) services. In fact, with the Orion 7400, finally there is a profitable business case for fiber extension to deliver a variety of “right sized” bandwidth services to enterprises willing to pay as little as $700/month in access charges. [Read the business case, “The Next Generation Metro Edge Economy” at www.larscom.com/O7400.

According to Anna Reidy, senior analyst of Optical Infrastructure with Current Analysis, “The metro access market is an exciting opportunity right now and Larscom, with the Orion 7400, has hit the right market at the right time. Carriers’ top priority is to find the economics that will work, in terms of Capital Expenditure, Operations Expenses, and revenue potential, for SONET extension to the small and medium enterprise market. Larscom is addressing these issues with the Orion 7400 as they help carriers expand into the Ethernet service area.”>

At a list price of about $5,000, the Orion 7400 economically extends the SONET infrastructure to allow the delivery of Ethernet and TDM services at a fraction of the cost of utilizing traditional SONET Add/Drop Multiplexers (ADMs). This optical platform establishes a new economic threshold for SONET extension, allowing service providers to cost-effectively generate incremental revenue anywhere - not just in high-density metro areas.

Larscom’s Orion 7400 redefines SONET access platforms by delivering 10/100 and Gigabit Ethernet, T1, and T3 subscriber interfaces in a compact, 1 rack unit (RU) form factor. An uplink to ADM via OC-3 now, followed by OC-12 and STS-1, and the reliability of automatic protection switching (APS) eliminate the need for large expensive ADMs at the customer premise or service provider’s point-of-presence (POP). The Orion 7400 is designed to “plug into” the existing SONET network and offers superior ease-of-management through the Data Communications Channel (DCC) using TL1 and SNMP.

This innovative SONET multi-service access platform implements industry-standard Ethernet over SONET (EoS) using Generic Framing Protocol (GFP), both low order (VT 1.5 Mbps) and high order (STS-1) Virtual Concatenation (VCAT) and Link Capacity Adjustment System (LCAS) to provide the most efficient EoS transport available today, and eliminate the wasted bandwidth of previous solutions.

“Every T1 customer today is a potential Ethernet services customer,” said Dr. Michael Kennedy, founder of Network Strategy Partners. “Clearly, with the Orion 7400 Larscom has demonstrated that it understands this trend as well as the evolution path to Ethernet services that will leverage carriers’ current infrastructure investment and protect existing T1 revenue every step of the way. The Orion 7400 is a low risk solution for carriers because it is economical, offers plug-and-play interoperability and can be managed from the carrier’s existing OSS. Since T1 services are used at over two-thirds of all enterprise sites, Larscom’s solution, in my opinion, provides an affordable upgrade option for the majority of enterprise sites and significant profit potential for carriers.”

The Orion 7400 will be available in Q3 2003. To learn more or place a pre-order, call 1-888-LARSCOM, visit www.larscom.com/O7400, or contact your local Larscom sales representative or authorized reseller.

Company Update

Larscom and VINA Technologies Merger
Executive Q&A with Larscom CEO, Daniel L. Scharre and VINA CEO, Mike West

Q: Why are the two companies merging?

Scharre:	There is a strong market opportunity for a leader to emerge in the Enterprise Broadband Access market. Enterprise access is one of the more promising segments in the telecom industry today.

Yet, while great opportunity exists, we believe that there are too many niche vendors, each with a limited product set chasing the same customers. To be successful in this market, we believe that vendors need to establish economies of scale in order to effectively serve their customers. Consolidation is one way to create critical mass and to provide the necessary capital to continue investment in R&D and deliver the next generation of solutions. This is a key driver for this merger.

West:	We are convinced we can accomplish more together...strategically, technically, operationally and financially than we could on a standalone basis. As a result of this strategic business combination, we believe that the new Larscom will be among the clear leaders in providing broadband access solutions for both enterprises as well as carrier customers in one of the few bright market segments. This merger creates one of the most extensive and proven solution sets of voice, data, high speed data and integrated voice and data and a diverse and extensive product portfolio for our customers.

Q: Who will run the new company and what will it be called?

Scharre:	The new company will be called Larscom Incorporated

and I will serve as the President & CEO. The management team will be comprised of members from both companies. The resulting team will have extensive industry expertise and management experience uniquely qualified to scale the company and meet new market opportunities. Mike West who has served as VINA’s Interim CEO since April 2002, will now serve on the Board of Directors.

Q: What will the new Larscom’s mission be?

Both:	To simplify enterprise broadband access by:

•	Providing a single vendor solution for high-speed data, and integrated voice and data services;

•	Delivering high-quality, high-reliability solutions that are easy to install and manage;

•	Improving the cost-efficiencies of broadband access by increasing ROI;

•	Allowing customers to leverage existing network investments with scalable solutions that support incremental growth.

Q: How does this affect the companies’ ability to achieve profitability?

Both:	The business combination increases our timeline to profitability, which we expect to reach within a year.

Overall, we are very excited about the new opportunities that this merger brings to us, our customers, partners and shareholders. In fact, both companies will be exhibiting together in the same booth (#23229) at Supercomm. We hope that you can stop by, say hello and see for yourself.

VINA produces and publishes the Edge Leader regularly to keep its customers, partners and employees abreast of the key challenges, opportunities and emerging trends in broadband telecommunications. For back issues or for further information about the company, please visit our Web site at www.vina-tech.com.

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